SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated November 9, 2011 regarding “Ericsson Capital Markets Day in Stockholm.”

Ericsson Capital Markets Day in Stockholm

•	Ericsson has increased its market share in mobile infrastructure from 32% in May 2011 to today’s estimated 36%, now 100% larger than player number two

•	Market outlook provided in May 2011 remains

•	After divestment of Sony Ericsson, patents and licensing will become a key revenue area with growth opportunities

•	The business mix shift from the third quarter, with more network modernization and coverage projects than capacity projects, will continue and prevail short-term

At the Ericsson (NASDAQ:ERIC) Capital Markets Day in Stockholm, President and CEO Hans Vestberg will state that the market outlook from May 2011 remains. Vestberg will stress that growth rates will vary between years and, as stated in the third quarter report, with economic uncertainties in parts of the world, Ericsson cannot exclude somewhat more cautious short-term operator spending.

The fundamentals for the industry remain solid and Ericsson expects major coverage build-outs of mobile broadband in the coming years. Only 35% of the world’s population has WCDMA/HSPA coverage, and this number is expected to grow to 80% in 2016. In the same time period, population coverage of LTE will increase from today’s 2% to 35%.

The massive increase in mobile traffic is driven by usage in highly populated areas and 60% of the traffic growth up to 2016 will be generated in metro and urban areas. Today, Ericsson has a 43% market share in cities, based on the installed base of mobile networks in the world’s 100 largest cities.

Any device with cellular connectivity needs a license to Ericsson’s patents. With 27,000 granted patents covering a wide range of technologies, from wireless access to WLAN and the whole ICT value chain, Ericsson is today a net receiver of royalties and has some 90 license agreements. With new devices and other industries entering the world of connectivity, Ericsson targets to grow its IPR revenues above the SEK 4.6 b net revenue generated in 2010.

Jan Frykhammar, CFO, will outline the rationale for Ericsson to maintain a strong financial position: it generates business, provides room for mergers and acquisitions as well as investments in future growth. Frykhammar will talk about the economics of an installed base and how the initial coverage phase comes with a high level of hardware and rollout services while the expansion/capacity phase is more software and professional services centric.

The installed base also provides other revenue opportunities in the field of managed services, consulting and systems integration as well as Operations Support Systems and Business Support Systems (OSS/BSS).

Jan Frykhammar will also discuss the capital targets, which remain unchanged, with days sales outstanding of less than 90 days, inventory days of less than 65 days, payable days of more than 60 days, and a cash conversion target of above 70%.

The business mix shift from the third quarter, with more network modernization and coverage projects than capacity projects will continue and prevail short-term. In addition, the network modernization projects in Europe are, as stated in the third quarter, expected to accelerate in the fourth quarter 2011. All modernization projects that we have won should have started by the fourth quarter 2011. This, combined with the growth momentum in services, will have a dilutive effect on gross margin. In addition, fourth quarter gross margins are historically lower.

Based on the market outlook provided in May 2011, Johan Wibergh, head of business unit Networks, will describe the estimated market sizes with their respective CAGR for key network equipment markets 2010-15. For the 3GPP radio access network market, the market is estimated to grow from USD 20 b to USD 33 b in 2015 with a CAGR of 11%. 3GPP core is estimated to grow from USD 5 b to USD 7 b, with a CAGR 7%. CDMA radio access network and core is estimated to decline from USD 9 b to USD 4 b, CAGR -15%. Microwave is estimated to grow from USD 5 b to USD 6 b, CAGR 4%. IP Edge is estimated to grow from USD 6 b to USD 9 b, CAGR 8%. Opto Area is estimated to grow from USD 13 b to USD 16 b, with a CAGR 4%.

Wibergh will also talk about the success story of the multi-standard radio base station RBS 6000, which by the end of the year will account for more than 95% of Ericsson’s total RBS supply. The RBS 6000 has contributed to an increased market share in mobile infrastructure from 32% in May 2011 to today’s estimated 36%. The RBS 6000 provides more than 1,000% capacity increase, 20% better radio performance, 80% lower energy consumption and takes up 75% less space, compared with previous generations of radio base stations. Wibergh will also comment on how Ericsson’s unique combination of software and hardware gives superior network performance in market environments with high traffic load and application usage.

Rima Qureshi, head of business unit CDMA Mobile Systems, will explain how operators’ CDMA spending will be impacted by the LTE ecosystem and the speed of transition to LTE. Ericsson will work closely with its customer to manage the eventual decline of CDMA.

Magnus Mandersson, head of business unit Global Services, will comment on Ericsson’s leading services position. With 11% market share in a highly fragmented telecom services market, Ericsson is 40% larger than the closest competitor. The continued growth within managed services, mobile broadband and OSS/BSS transformation drives the services growth.

Per Borgklint, head of business unit Multimedia, will talk about the OSS/BSS business being a key growth area for Ericsson. With a strong position in charging and billing Ericsson is aspiring to a leading position in the overall OSS/BSS market.

Gilles Delfassy, CEO and President of ST-Ericsson, will talk about how the company is actively engaged with seven out of the top nine OEM manufacturers by revenue, including U8500 NovaThor platform design wins with five top OEMs, i.e. Samsung, Nokia, HTC, Motorola and Sharp.

Webcast and presentations will be available at 09:00 CET at www.ericsson.com/investors

NOTES TO EDITORS:

Ericsson multimedia material is found on www.ericsson.com/press

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 9, 2011 at 8.25am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: November 9, 2011